News Release
AMEX, TSX Symbol: NG

NovaGold Provides Update on Financial Outlook and Rock Creek Project in Alaska

November 24, 2008 - Vancouver, British Columbia- NovaGold Resources Inc. (the "Company" or "NovaGold") (AMEX, TSX:NG) today released an update on its financial outlook and its Rock Creek gold mine near Nome, Alaska.

Financial Outlook
The Company has been actively seeking additional financing to allow it to repay a bridge loan due December 29, 2008 and to fund its existing operating commitments for the Donlin Creek LLC and the Galore Creek Partnership. The Company has spent approximately US$30 million on its Rock Creek gold mine since August 31, 2008 and is approximately US$20 million over its most recent budget. Since August 31, 2008, the Company has been unsuccessful in realizing further cash proceeds from existing assets.

As a result of these unbudgeted expenditures, the Company’s inability to arrange bank financing to repay its bridge loan and realize additional cash from existing assets and the delay in commissioning of the mill and achieving commercial production at Rock Creek, NovaGold's unconsolidated cash position has decreased to approximately C$10 million. As previously announced, NovaGold entered into a secured bridge loan in September 2008 in the amount of US$20 million maturing on December 29, 2008. NovaGold is continuing to review strategic alternatives with its advisors including raising additional equity and debt financing, the sale of assets and other restructuring alternatives. Under the terms of the secured bridge loan, any additional funds raised through debt or equity must first be used to repay such obligations. There can be no assurance that any strategic alternative or transaction will be successfully completed. If NovaGold is not able to raise additional cash in December, it will not have sufficient cash to meet its obligations.

NovaGold has a cash call for its Donlin Creek project of approximately US$3.9 million due on or about November 27, 2008. NovaGold intends to make this payment when due. NovaGold has received a cash call for the Galore Creek Partnership, the entity which owns the Galore Creek project, for approximately C$1.9 million which is due on November 24, 2008. NovaGold does not intend to make this payment on November 24th and will be approaching Teck Cominco to discuss alternatives relating to the settlement of the amount due. If NovaGold does not reach alternative arrangements with Teck Cominco or does not make the payment within five business days of receiving notice of such non-payment, its interest in the Galore Creek Partnership may be diluted to approximately 49.8% from its current 50% interest.

Rock Creek Mine Suspension
The Rock Creek gold mine received regulatory authorizations and began commissioning start-up in September 2008. NovaGold was required to complete a number of additional environmental and operational tasks in the following weeks and months to ensure compliance with environmental requirements for the mine. Complications have arisen in meeting these regulatory requirements and the federal and state regulators have provided notice that certain conditions in the previously granted permits have not been fully met. Though the Company continues to work with state and federal regulators to resolve these matters, if such issues are not addressed to the satisfaction of the regulators, NovaGold’s subsidiary could face financial penalties or have additional mitigation or monitoring requirements imposed. The Rock Creek mine has experienced unanticipated mechanical problems including an electrical failure with the milling circuit and the Company has ongoing concerns with the efficiency of the process and recovery circuit. These issues have been compounded by the effects of extreme arctic weather conditions experienced in Nome, Alaska. In mid October, NovaGold foresaw cash flow in 2009 from the Rock Creek mine of over C$25 million at the then prevailing gold price and exchange rates. The Company now does not expect the Rock Creek mine to generate significant net cash flow over the next six months using a gold price of US$750 per ounce and current exchange rates. As a result of expected further capital requirements and increased operating costs together with the uncertainty regarding the operation of the project and the resulting cash flow, the Company has decided to suspend operations at the Rock Creek mine. The cash flow from Rock Creek which the Company had intended to use to fund its ongoing obligations will therefore not be available. The regulatory consequences of a suspension are uncertain; however, existing environmental requirements will continue to be met during this suspension. As part of its requirements under Canadian GAAP, the Company will be reviewing impairment testing for the project.

“Though this has been a difficult decision with Rock Creek, based on the current economic conditions, and the challenges associated with meeting environmental requirements compounded by working through the arctic winter we believe these actions are in the best interest of the Company at this time,” said Rick Van Nieuwenhuyse, President and CEO. “NovaGold will focus most of its resources and efforts on its Donlin Creek property while continuing to seek sources of cash and to take steps to reduce costs.”

The Company has accepted the resignation of Carl Gagnier, the Vice President, Operations effective December 31, 2008.

About NovaGold
NovaGold is a precious metals company focused on exploration, development and mining, with properties in Alaska and Western Canada. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (NYSE, TSX: ABX). The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (NYSE, TSX: TCK). NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press releaseincludes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of the Rock Creek property and other properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.